As filed with the Securities and Exchange Commission on June 24, 1999
                                                      Registration No. 333-66371
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 AMENDMENT NO. 4
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             -----------------------
                        U.S. RESTAURANT PROPERTIES, INC.
             (Exact name of Registrant as specified in its charter)


          MARYLAND                                        75-2687420
(State or other jurisdiction of                (IRS Employer Identification No.)
incorporation or organization)

                             5310 HARVEST HILL ROAD
                               SUITE 270, L.B. 168
                               DALLAS, TEXAS 75230
                                 (972) 387-1487
  (Address, including zip code, and telephone number, including area code, of
                   Registrants' principal executive offices)

                             -----------------------
                                ROBERT J. STETSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             5310 HARVEST HILL ROAD
                              SUITE 270, L.B. 168
                               DALLAS, TEXAS 75230
                                 (972) 387-1487
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             -----------------------
                                   Copies to:
                             KENNETH L. BETTS, ESQ.
                            LOCKE LIDDELL & SAPP LLP
                          2200 ROSS AVENUE, SUITE 2200
                               DALLAS, TEXAS 75201
                                 (214) 740-8000
                             -----------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time or at one time after the effective date of the Registration Statement as determined by market conditions.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ] ________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             -----------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

PROSPECTUS
Subject to Completion
Dated June 24, 1999



                        U.S. RESTAURANT PROPERTIES, INC.

                                  $175,000,000

                        Common Stock and Preferred Stock

         We are a real estate investment trust dedicated to acquiring, owning, managing and selectively developing restaurant properties and service stations.

         By this prospectus, we may offer, from time to time, shares of our:

                  o    common stock

                  o    preferred stock

         We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

         This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

         The New York Stock Exchange lists our securities under the following symbols:

                  o    common stock (symbol: USV)

                  o series A cumulative convertible preferred stock (symbol: USVpfA)

         To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of either our common stock or any series of our preferred stock, unless our Board of Directors waives this limitation.

         Consider carefully the risk factors beginning on page 4 of this prospectus.

                             ---------------------

         These securities have not been approved by the Securities and Exchange Commission or any state securities commission. None of these organizations has determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                The date of this Prospectus is June ______, 1999

                                TABLE OF CONTENTS


                                                                                Page
                                                                                ----

ABOUT THIS PROSPECTUS............................................................1
WHERE YOU CAN FIND MORE INFORMATION..............................................1
THE COMPANY......................................................................2
USE OF PROCEEDS..................................................................2
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS........3
RISK FACTORS.....................................................................4
DESCRIPTION OF CAPITAL STOCK.....................................................6
   Authorized Stock..............................................................6
   Description of Common Stock...................................................6
   Description of Preferred Stock................................................7
RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK......................................12
PLAN OF DISTRIBUTION............................................................14
FEDERAL INCOME TAX CONSEQUENCES.................................................14
   General......................................................................14
   REIT Qualification...........................................................15
   Taxation as a REIT...........................................................20
   Failure to Qualify as a REIT.................................................20
   Tax Aspects of the Partnerships..............................................22
   Taxation of Stockholders.....................................................22
   Proposed Legislation.........................................................23
   Backup Withholding...........................................................24
   Taxation of Tax Exempt Entities..............................................24
   Taxation of Foreign Investors................................................25
   State and Local Taxes........................................................26
LEGAL MATTERS...................................................................26
EXPERTS.........................................................................26

ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $175,000,000.

         This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities.

o Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998 (File No. 1-13089);

o Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 1999 (File No. 1-13089);

o Registration Statement on Form 8-A dated February 20, 1997, relating to our Common Stock (File No. 1-13089); and

o Registration Statement on Form 8-A dated November 7, 1997, relating to our Series A Preferred Stock (File No. 1-13089).

         You may request a copy of these filings at no cost by writing or telephoning us at the following address and number: U.S. Restaurant Properties, Inc., 5310 Harvest Hill Road, Suite 270, Dallas, Texas 75230, Attention: Michael
D. Warren, telephone (972) 387-1487.

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

         We are a Dallas, Texas-based real estate investment trust (or REIT). As a REIT, we are generally not subject to federal income tax. We are, however, subject to a number of organizational and operational requirements and limitations.

         We focus on acquiring, owning, managing and selectively developing restaurant properties. In addition to our restaurant properties, we acquire strategically located service stations and develop co-branded facilities combining fast food and convenience stores with service station operations in a single site.

         At March 31, 1999, we owned 892 properties in 49 states. We generally lease these properties to fast food and casual dining chain restaurants affiliated with national or regional brands. These brands include:

         o        Burger King(R)

         o        Arby's(R)

         o        Dairy Queen(R)

         o        Hardee's(R)

         o        Chili's(R)

         o        Pizza Hut(R)

         o        Grandy's(R)

         o        Taco Cabana(R)

         Our service stations are affiliated with major oil companies, including Mobil and Texaco. Our leases are generally "triple net leases" which typically require the tenant to be responsible for property operating costs, including property taxes, insurance and maintenance.

         In addition to our ownership of restaurant and service station properties, we have selectively provided debt financing to owner/operators of restaurant properties since August 1997.

         We conduct our operations primarily through U.S. Restaurant Properties Operating L.P., a Delaware limited partnership. At March 31, 1999, we owned a 92.6% limited partnership interest in this operating partnership. The sole general partner of this operating partnership is one of our wholly-owned subsidiaries.

         We are a Maryland corporation whose common stock is traded on the New York Stock Exchange under the symbol "USV."

         Our principal executive offices are located at 5310 Harvest Hill Road, Suite 270 L.B. 168, Dallas, Texas 75230. Our telephone number is (972) 387-1487.

USE OF PROCEEDS

         Unless otherwise described in a prospectus supplement, we will use the net proceeds from any of the offered securities for working capital and general business purposes. These purposes may include repaying debt, financing capital commitments and possible future acquisitions.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         Our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods shown is set forth in the table below. We computed the ratios of earnings to combined fixed charges and preferred stock dividends by dividing our earnings by fixed charges and dividends payable on our outstanding preferred stock. For this purpose, earnings have been calculated by adding fixed charges (excluding capitalized interest) to pretax income from continuing operations. Fixed charges consist of the following:

o      interest costs, whether expensed or capitalized;

o      the interest component of rental expense, if any; and

o      amortization of deferred financing costs (including amounts capitalized).

Prior to 1995, the partnership agreement of our predecessor limited its operations and the amount of indebtedness it could incur. In connection with the restructuring of its operations in 1995, our predecessor's partnership agreement was amended to permit the expansion of its portfolio. Since that time, we (and our predecessor) have funded acquisitions through a mixture of debt and equity, resulting in an increased fixed charge for interest expense. For 1997, we had total fixed charges of approximately $10,879,000 compared to earnings of approximately $618,000, resulting in a shortfall of approximately $10,261,000. During 1997, we recorded a non-cash, unusual charge of $19,220,000 related to the termination of the management contract between our predecessor and the managing general partner of our predecessor. Excluding the effects of this unusual charge, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.82x for 1997. For 1998, we had total fixed charges of approximately $24,284,000 compared to earnings of approximately $23,099,000 resulting in a shortfall of approximately $1,185,000. During 1998, we recorded a non-cash, unusual charge of $12,047,000 related to 495,509 operating partnership units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.45x for 1998.



                                                 Years ended December 31,              Three Months ended
                                       ------------------------------------------     -------------------
                                       1994        1995     1996    1997     1998     3/31/98     3/31/99
                                       ----        ----     ----    ----     ----     -------     -------

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock            55.8x       20.8x     3.7x    N/A      N/A       1.52x      1.08x
Dividends

                                  RISK FACTORS

         BEFORE YOU INVEST IN OUR SECURITIES, YOU SHOULD BE AWARE THAT YOUR INVESTMENT IS SUBJECT TO VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISKS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE ANY OF OUR SECURITIES.

HIGH DEBT LEVEL MAY AFFECT OVERALL OPERATING RESULTS

         We currently have a substantial amount of debt. As of March 31, 1999, we had approximately $405 million of outstanding debt, and our debt-to-total-market capitalization was 52.4%. Payments of principal and interest on borrowings may leave us with insufficient cash resources to make future acquisitions or pay distributions required to be paid in order for us to maintain our qualification as a REIT. Our articles of incorporation and by-laws do not contain any limitation on the amount or percentage of debt we may incur.

FAILURE TO QUALIFY AS A REIT COULD ADVERSELY AFFECT OUR OPERATIONS AND ABILITY TO MAKE DISTRIBUTIONS

         We intend to operate so as to qualify as a REIT for federal income tax purposes. Although we believe we have been and will continue to be organized and operated in that manner, we can give you no assurance that we will qualify or remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are limited judicial or administrative interpretations. Qualification is also subject to various factual matters and circumstances not entirely within our control. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of REIT qualification.

         If we fail to qualify as a REIT for any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to our stockholders because of the additional tax liability. In addition, distributions to our stockholders would no longer qualify for the dividends paid deduction and we would no longer be required to make those distributions. To the extent we would have made distributions in anticipation of qualifying as a REIT, we might be required to borrow funds or liquidate some of our investments in order to pay the applicable tax.

TAX RISKS ASSOCIATED WITH PARTNERSHIP STRUCTURE

         Substantially all of our investments are held indirectly through U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships. Our interests in U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships involve special tax considerations, including the possibility that the IRS might challenge the status of U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If U.S. Restaurant Properties Operating L.P. or any of its subsidiary partnerships were treated as an association, that entity would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change. A reclassification could prevent us from satisfying the REIT income tests. More important, a reclassification could prevent us from satisfying the REIT asset tests. This in turn would prevent us from qualifying as a REIT. In addition, a change in the tax status of U.S. Restaurant Properties Operating L.P. or a subsidiary partnership might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

COMPLIANCE WITH REIT RULES REQUIRES US TO LIMIT THE NUMBER OF SHARES A PERSON MAY OWN

         In order to maintain our qualification as a REIT, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals or entities. As a result, our articles of incorporation generally provide that no holder may own, directly or indirectly, more than (1) 9.8% of the number of issued and outstanding shares of our common stock, except for QSV Properties, Inc., which may own initially no more than 12% of the number of outstanding shares of common stock or (2) 9.8% of the outstanding shares of preferred stock of any series of preferred stock. Our board of directors may waive this ownership limitation on a case-by-case basis. As a result, without the approval of our board of directors, no person may acquire more than 9.8% of our outstanding common stock thereby limiting a third-party's ability to acquire control of us.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND MARYLAND LAW MAY LIMIT THE ABILITY OF A THIRD PARTY TO ACQUIRE CONTROL OF US

         PREFERRED STOCK. Our articles of incorporation authorize our board of directors to issue up to 50 million shares of preferred stock. Our board of directors may establish the preferences and rights of any series of preferred stock issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

         MARYLAND ANTI-TAKEOVER STATUTES. As a Maryland corporation, we are subject to various legislative acts which impose restrictions on and require compliance with procedures designed to protect stockholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any third-party offer, even if our acquisition would be in our stockholders' best interests.

COMPLIANCE WITH GOVERNMENT REGULATIONS MAY AFFECT OPERATING RESULTS

         ENVIRONMENTAL LIABILITIES. Our operating results may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations as well as the cost of complying with future legislation. Current laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances on its properties. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated and may impose remedial or compliance costs.

         In connection with the acquisition of a property, we have Phase I environmental assessments conducted by qualified, independent environmental engineers. A Phase I environmental assessment involves researching historical usages of a property, databases containing registered underground storage tanks and other matters, including an onsite inspection, to determine whether an environmental issue exists with respect to the property which needs to be addressed. If the results of a Phase I environmental assessment revealed potential issues, a Phase II environmental assessment, which may include testing, groundwater monitoring or borings to locate underground storage tanks, may, depending upon the circumstances, be ordered for further evaluation.

         Several Phase I and Phase II environmental assessments of our properties have revealed potential environmental concerns. Specifically, the soils and groundwater beneath these properties may have been impacted by the presence of leaking underground storage tanks on, and the migration of contaminants from, our property and third-party offsite locations adjacent to our properties. While these Phase I and Phase II environmental assessments have recommended remedial action or further analysis be undertaken, we have determined that any further action or analysis is unwarranted at this time based on the nature of the suggested action or analysis. We are not aware of any environmental liability or compliance concern at any of our properties that we believe would have a material adverse effect on our business, assets, results of operations or liquidity. We generally place acquired properties with potential environmental issues in special purpose limited liability companies to limit any future claims concerning the properties, and require tenants to assume obligations relating to environmental issues.

         It is possible that Phase I environmental assessments will not reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which we are not aware. We have not been notified by any governmental authority, and we have no knowledge, of any material non-compliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with our properties.

         AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations, including restaurants, are required to meet federal requirements relating to physical access and use by disabled persons. If it were determined that we were not in compliance with the ADA, we could be subject to fines, injunctive relief, damages or attorneys fees. Our leases contemplate that compliance with the ADA is the responsibility of the operators of our properties. We are not currently a party to any litigation or administrative proceeding with respect to a claim of violation of the ADA and we do not anticipate the occurrence of any action or proceeding under the ADA that would have a material adverse effect upon us.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the shares of our capital stock contains all material terms of our capital stock, but it does not set forth all the provisions of our articles of incorporation or our by-laws. For additional information about our articles of incorporation and by-laws, we encourage you to read those documents which are exhibits to the registration statement of which this prospectus is a part. References to the "MGCL" are to the Maryland General Corporation Law.

AUTHORIZED STOCK

         Under our articles of incorporation, we have the authority to issue 165 million shares of capital stock, par value $.001 per share, with 100 million of these shares designated as common stock.

DESCRIPTION OF COMMON STOCK

         As of March 31, 1999, we had outstanding 14,338,627 shares of common stock. Under Maryland law, stockholders generally are not responsible for a corporation's debts or obligations.

         TERMS. Common stock holders will generally be entitled to receive distributions on their shares of common stock if, as and when our board of directors authorizes any distributions. In addition, common stock holders will be entitled to share ratably in our assets which are legally available for distribution to stockholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to:

o the preferential rights of our $1.93 series A cumulative convertible preferred stock,

o preferential rights which may be granted by our board of directors in connection with future issuances of capital stock, and

o      the provisions of our articles of incorporation regarding excess stock.

In order for us to maintain our REIT status, our articles of incorporation provide that, other than QSV Properties, Inc., no holder may own more than 9.8% of our common stock or preferred stock. Any share of common stock or preferred stock in excess of the 9.8% maximum owned by any holder automatically becomes excess stock under the terms of our articles of incorporation. The shares of excess stock will be automatically transferred on our stock records into a trust. The trustee of that trust then identifies a person to whom the shares of excess stock may be sold without violating the ownership limitations. For more complete description of excess stock, see "Restrictions on Transfers of Capital Stock."

         Subject to the provisions of our articles of incorporation regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. In addition, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of common stock will possess exclusive voting power. There is no cumulative voting in the election of directors. As a result, the holders of a majority of the outstanding shares of common stock, together with any other of our voting stock, can elect all of the directors then standing for election.

         Holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities. As described above, common stock may be automatically converted into excess stock as provided in our articles of incorporation.

         We furnish our stockholders with (1) annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and (2) a semi-annual report for the first six months of each fiscal year containing unaudited financial information.

         Subject to the provisions of our articles of incorporation regarding excess stock, shares of common stock will have equal distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

         Our articles of incorporation provide that the approval of a majority of the total number of shares entitled to be cast is required for us to dissolve, amend our articles of incorporation, merge, sell all or substantially all of our assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business.

         There are provisions in our articles of incorporation and of the MGCL that may discourage a takeover or other transaction which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares of common stock over the then-prevailing market price of the shares of common stock. See "Restrictions on Transfers of Capital Stock" for a description of some of these provisions of our articles of incorporation.

         RESTRICTIONS ON TRANSFER AND OWNERSHIP. We have elected to be treated as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 1997. To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. To assist us in meeting this requirement, our articles of incorporation contain provisions restricting transfers of shares of capital stock which would jeopardize our REIT status and limiting the beneficial ownership, directly or indirectly, of shares of capital stock. See "Restrictions on Transfers of Capital Stock."

         TRANSFER AGENT. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DESCRIPTION OF PREFERRED STOCK

         GENERAL. Under our articles of incorporation, we are authorized to issue 50 million shares of preferred stock. Of these, 3,679,938 shares, constituting the series A preferred stock, are issued and outstanding as of the date of this prospectus.

         Prior to issuance of shares of each series, our board of directors is required to fix for each series, subject to the provisions of our articles of incorporation regarding excess stock, the following provisions:

o        the number of shares to be included in each series,

o        the preferences, conversion or other rights,

o        voting powers,

o        restrictions, including transfer restrictions,

o        limitations as to dividends, and

o        qualifications and terms or conditions of redemption.

We must then file articles supplementary to our articles of incorporation reflecting the terms, preferences and other rights of a particular series of preferred stock.

         Except as may be expressly provided with respect to any class or series of preferred stock, no holder of preferred stock will have any preemptive rights.

         Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction. The holders of some or a majority of the shares of common stock might believe that transaction to be in their best interests. In addition, that transaction might provide the holders of some, or a majority, of the shares of common stock a premium for their shares of common stock over the then-prevailing market price of the common stock.

         TERMS. The following description of our preferred stock sets forth the general terms and provisions of the preferred stock which may be issued pursuant to a prospectus supplement. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and by-laws and any articles supplementary designating the terms of a series of preferred stock.

         Reference is made to the prospectus supplement relating to the preferred stock offered thereby for the specific terms thereof, including, where applicable, the following:

(1)      The title of the preferred stock;

(2) The number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

(3) The distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

(4) The date from which distributions on the preferred stock shall accumulate, if applicable;

(5)      The provision for a sinking fund, if any, for the preferred stock;

(6)      The provision for redemption, if applicable, of the preferred stock;

(7)      Any listing of the preferred stock on any securities exchange;

(8) The terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock, including the conversion price or rate (or manner of calculation thereof);

(9) Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

(10) A discussion of all material federal income tax considerations applicable to the preferred stock;

(11) The relative ranking and preference of the preferred stock as to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs;

(12) Any limitations on issuance of any series of preferred stock ranking senior to or equally with the series of preferred stock being issued as to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs; and

(13) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

         RANK. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs, rank:

(a) senior to the common stock and to all equity securities ranking junior to the preferred stock being issued with respect to distribution rights or rights upon liquidation, dissolution or winding up;

(b) equal to all equity securities we have issued, the terms of which specifically provide that those equity securities rank on a parity with the preferred stock with respect to distribution rights or rights upon liquidation, dissolution or winding up; and

(c) junior to all equity securities we have issued, the terms of which specifically provide that those equity securities rank senior to the preferred stock with respect to distribution rights or rights upon liquidation, dissolution or winding up.

         DISTRIBUTIONS. Holders of the preferred stock of each series will be entitled to receive cash distributions at the rates and on the dates as provided in the applicable prospectus supplement. Cash distributions will only be made when, as and if declared by our board of directors. In addition, cash distributions may only be made out of our assets legally available for payment. Each distribution will be payable to holders of record as they appear on our stock transfer books on the applicable record dates.

         Distributions on any series of preferred stock may be cumulative or noncumulative. If cumulative, distributions will accumulate from and after the date set forth in the applicable prospectus supplement.

         If distributions with respect to a series of preferred stock are noncumulative, the holders of that series will have no right to receive a distribution for any period in which our board of directors fails to declare a distribution payable on a distribution payment date for that series. We will have no obligation to pay the distribution accrued for that period, whether or not distributions on that series are declared payable on any future distribution payment date.

         If any series of preferred stock is outstanding, we will generally not declare or provide for any distributions on the common stock or any other equal or junior series of preferred stock unless one of the following circumstances is met:

(1) If that series of preferred stock has a cumulative distribution, full cumulative distributions have been or are contemporaneously declared and paid, or declared and payment provided for, on that series for all past distribution periods and the then current distribution period, or

(2) If that series of preferred stock does not have a cumulative distribution, full distributions for the then current distribution period have been or are contemporaneously declared and paid, or declared and payment provided for.

We may at any time make distributions in the form of shares of common stock or other shares of capital stock ranking junior to the preferred stock as to distributions and upon liquidation.

         If we do not pay in full, or provide for payment of, distributions on all series of preferred stock with an equal ranking, all distributions declared on those series of preferred stock with equal rankings will be declared pro rata. Thus, the amount of distributions declared per share of each series of preferred stock with an equal ranking will be in the same ratio that accrued distributions, including any accrued but unpaid distributions, per share of those series bear to each other. We are not obligated to pay, and will not pay, any interest, or sum of money in lieu of interest, in respect of any distribution payment or payments on preferred stock that may be in arrears.

         We may not redeem, purchase or otherwise acquire for any consideration, any shares of common stock or any other shares of our capital stock which rank junior or equal to a series of preferred stock, or provide for a sinking fund for the redemption of any of those shares, unless:

(1) if that series of preferred stock has a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, the full cumulative distributions on that series of preferred stock for all current and past distribution periods, or

(2) if that series of preferred stock does not have a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, full distributions on that series of preferred stock for the then current distribution period.

With respect to the common stock and any other shares of our capital stock which rank junior or equal to a series of preferred stock, we may, however, convert those shares into, or exchange those shares for, other capital stock ranking junior to that series of preferred stock.

         Any distribution payment made on shares of a series of preferred stock will first be credited against the earliest accrued but unpaid distribution due with respect to shares of that series that remain payable.

         REDEMPTION. The preferred stock may be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the applicable prospectus supplement.

         If any series of preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the following:

o the number of shares of preferred stock that we will redeem in each year commencing after a specified date, and

o a redemption price per share together with an amount equal to all accrued and unpaid distributions thereon to the date of redemption.

The redemption consideration for any series of preferred stock will not include any accumulation in respect of unpaid distributions for prior periods if that series does not have a cumulative distribution. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement.

         If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of shares of our capital stock, the terms of the preferred stock may provide that if no shares of capital stock have been issued, or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock shall automatically and mandatorily be converted into the applicable shares of our capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

         We cannot redeem, purchase or acquire, directly or indirectly, any shares of a series of preferred stock unless:

(1) if that series of preferred stock has a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, the full cumulative distributions on that series of preferred stock for all current and past distribution periods, or

(2) if that series of preferred stock does not have a cumulative distribution, we have previously or contemporaneously declared and paid, or declared and provided for the payment of, full distributions on that series of preferred stock for the then current distribution period.

The foregoing restrictions do not apply to a conversion or exchange of shares of preferred stock for capital shares ranking junior to that series of preferred stock. These restrictions also will not prevent us from purchasing or acquiring preferred stock to preserve our REIT status and will not prevent a purchase or exchange offer made on the same terms to holders of all outstanding shares of that series of preferred stock.

         If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, we will determine the number of shares to be redeemed and set forth that number in a notice mailed to each holder of record of that series of preferred stock. In the case of a partial redemption, shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of shares held or for which redemption is requested by the holder, with adjustments to avoid redemption of fractional shares, or by any other equitable manner we determine.

         A notice of any redemption will be mailed at least 30 days, but not more than 60 days, before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our stock transfer books. Each notice will state:

o        the redemption date;

o        the number of shares and series of preferred stock to be redeemed;

o        the redemption price;

o the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;

o that distributions on the shares to be redeemed will cease to accrue on the redemption date; and

o the date upon which the holder's conversion rights, if any, as to those shares shall terminate.

If we have notified the holders of preferred stock of a redemption, and if we have set aside the necessary funds to redeem those shares, distributions will no longer accrue on that preferred stock from and after the redemption date. In addition, all rights of the holders of those shares will terminate, other than the right to receive the redemption price.

         LIQUIDATION PREFERENCE. If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, the holders of each series of preferred stock will be entitled to receive, out of our assets which are legally available for distribution, liquidating distributions. These distributions or payments will be made before any distribution or payment is made to any holder of common stock or any other class of our capital stock which ranks junior to the particular series of preferred stock. The amount of any liquidating distributions will be equal to (1) the liquidation preference set forth in the applicable prospectus supplement, plus (2) an amount equal to all accrued and unpaid distributions, including unpaid cumulative distributions for prior distribution periods.

         After payment of the full amount of liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets.

         If our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of a series of preferred stock and all of our securities which rank equally with that series, the holders of that series of preferred stock and those other securities will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

         If we have made liquidating distributions in full to all holders of a series of preferred stock, our remaining assets will be distributed among the holders of any other classes or series of capital stock ranking junior to that series of preferred stock according to their respective rights and preferences. For these purposes, our consolidation or merger with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

         VOTING RIGHTS. Except as set forth below, holders of the preferred stock will only have the voting rights which are (1) required from time to time by law or (2) indicated in the applicable prospectus supplement.

         Unless provided otherwise for any series of preferred stock, so long as any shares of preferred stock of a series remain outstanding, we will not, without the affirmative vote or consent of at least a majority of the outstanding shares of that series of preferred stock voting as a class:

o authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to that series of preferred stock with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up of our affairs or reclassify any of our authorized capital stock into shares of that series of preferred stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase those shares, or

o amend, alter or repeal the provisions of our articles of incorporation or the articles supplementary for that series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that series of preferred stock or the holders thereof.

A merger, consolidation or other similar event will not be deemed to have materially and adversely affected a series of preferred stock so long as the preferred stock remains outstanding with no material change in the terms thereof, even though we may not be the surviving entity. In addition, (1) an increase in the amount of authorized preferred stock or the creation or issuance of any other series of preferred stock or (2) any increase in the amount of authorized shares of that series or any other series of preferred stock of an equal or junior rank will not be deemed to materially and adversely affect a series of preferred stock.

         The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which a vote would otherwise be required shall be effected, we have redeemed, or called for the redemption of, all outstanding shares of that series of preferred stock and we have deposited sufficient funds in trust to effect the redemption.

         CONVERSION RIGHTS. If any series of preferred stock is convertible into common stock, the terms and conditions, if any, of that conversion will be set forth in the applicable prospectus supplement. The terms, if any, will include:

o the number of shares of common stock into which the shares of preferred stock are convertible,

o        the conversion price or rate (or manner of calculation thereof),

o        the conversion period,

o provisions as to whether conversion will be at the option of the holders of the preferred stock or us,

o        the events requiring an adjustment of the conversion price, and

o the provisions affecting conversion in the event of the redemption of that series of preferred stock.

         RESTRICTIONS ON TRANSFER AND OWNERSHIP. Our articles of incorporation contain provisions which restrict the transfers of, and limit the direct or indirect beneficial ownership of, our capital stock. These provisions will affect any shares of preferred stock that we may issue from time to time. See "Restrictions on Transfers of Capital Stock" for a description of some of these provisions of our articles of incorporation.

         TRANSFER AGENT. The transfer agent and registrar for the preferred stock will be set forth in the applicable prospectus supplement.

RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

         In order to maintain our status as a REIT under the Code, shares of our common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. In addition, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year or during a proportionate part of a shorter taxable year.

         Because our board of directors believes it is essential to qualify as a REIT, our articles of incorporation generally provide that no holder may own, or be deemed to own by virtue of the Code, more than (1) 9.8% of the number of issued and outstanding shares of our common stock, except for QSV Properties, Inc., which may own initially no more than 12% of the number of outstanding shares of common stock or (2) 9.8% of the number of outstanding shares of preferred stock of any series of preferred stock.

         Any purported transfer of shares of common stock will be null and void if that transfer would:

o result in a person (other than QSV Properties, Inc. with respect to shares of common stock) owning, directly or indirectly, shares of common stock or preferred stock in excess of the ownership limits described above,

o result in QSV Properties, Inc. owning, directly or indirectly, in excess of 12% of the number of outstanding shares of common stock or the decreased percentage that may be applicable,

o result in the common stock and preferred stock being owned by fewer than 100 persons determined without reference to any rules of attribution,

o result in us being "closely held" within the meaning of Section 856(h) of the Code, or

o cause us to own, directly or constructively, 10% or more of the ownership interests in one of our tenants or our operating partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code.

In that situation, the intended transferee will acquire no rights in the shares of common stock or preferred stock. Instead, the affected common stock or preferred stock will be designated as excess stock and will be transferred automatically on our stock records to a trust effective on the day before the purported transfer of shares of common stock or preferred stock. The record holder of the shares of common stock or preferred stock that are designated as excess stock will be required to submit that number of shares of common stock or preferred stock to us for registration in the name of the trust. Although we will designate the trustee of the trust, the trustee will not be affiliated with us or the holder of the excess stock. The beneficiary of the trust will be one or more not-for-profit organizations that we name.

         Excess stock will remain issued and outstanding shares of common stock or preferred stock and, in the possession of the trust, will be entitled to the same rights and privileges as all other shares of the same class or series. The trust will receive all dividends and distributions on the excess stock and will hold those dividends and distributions in trust for the benefit of the beneficiary of the trusts. The trustee of the trusts will vote all excess stock. The trustee will designate a permitted transferee of the excess stock, provided that the permitted transferee (1) purchases the excess stock for valuable consideration and (2) acquires the excess stock without the acquisition resulting in a transfer to another trust and resulting in the redesignation of those shares of common stock or preferred stock as excess stock.

         The original holder of the excess stock will be required to repay the trust the amount of any dividends or distributions received by that holder (1) that are attributable to any excess stock and (2) the record date for which was on or after the date that those shares became excess stock. The original holder of the excess stock generally will receive from the trustee of the trust the lesser of (a) the price per share that holder paid for the shares of stock that were designated as excess stock, or, in the case of a gift or devise, the market price (as described below) per share on the date of the transfer, and (b) the price per share received by the trustee of the trust from the sale of the excess stock. Any amounts received by the trustee of the trust in excess of the amounts to be paid to the original holder of the excess stock will be distributed to the beneficiary of the trust.

         The excess stock will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that created the excess stock, or, in the case of a gift or devise, the market price per share on the date of the transfer or (2) the market price per share on the date that we, or our designee, accepts the offer. We will have the right to accept the offer for a period of 90 days after the later of (a) the date of the purported transfer which resulted in the excess stock and (b) the date we determine in good faith that a transfer resulting in excess stock occurred.

         "Market price" means the average of the closing prices for the ten consecutive trading days immediately preceding the relevant date. "Closing price" on any day means the last sale price, or, if no sale takes place on that day, the average of the closing bid and asked prices. The closing price, will be as reported or determined by the following:

(1)      the New York Stock Exchange if the stock is listed thereon,

(2) the principal national securities exchange, including the NASDAQ National Market System, on which the stock is listed or admitted to trading if it is not listed on the New York Stock Exchange,

(3) the over-the-counter market, as reported by NASDAQ or the principal automated quotation system then in use if the stock is not listed on a national securities exchange,

(4) if the stock is not listed on a national securities exchange and is not quoted in the over-the-counter market, by a professional market maker, selected by our board of directors, making a market in the stock, or

(5) if the stock meets none of the criteria listed above, or if the closing prices are otherwise not available, the fair market value of the stock will be determined by our board of directors in its discretion.

         Any person who acquires, or attempts to acquire, shares of our capital stock in violation of the foregoing restrictions, or any person who owned shares of our capital stock that were transferred to a trust, will be required (1) to give us immediate written notice of that event and (2) to provide to us any other information we may request in order to determine the effect, if any, of the transfer on our REIT status.

         All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

         All persons who own, directly or by virtue of the attribution provisions of the Code, more than 1% (or any other percentage as provided in the Code) of the number or value of the outstanding shares of our common stock must give us a written notice by January 31 of each year stating:

o        the name and address of that person,

o        the number of shares of each class or series so owned, and

o        a description of how those shares are owned.

In addition, each stockholder must, upon demand, disclose to us in writing any information with respect to the ownership of shares of common stock as our board of directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine compliance with any of those persons or representatives.

         These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then-prevailing market price of those shares of common stock or which those holders might believe to be otherwise in their best interests.

PLAN OF DISTRIBUTION

         We may sell the common stock or preferred stock through underwriters or dealers, directly to one or more purchasers, through agents or through a combination of any of those methods of sale. We may sell securities (1) to our executive officers, (2) to other persons that may be deemed affiliates, or (3) in connection with pledge arrangements of our own or of our subsidiaries. Any underwriter involved in the offer and sale of the common stock or preferred stock will be named in the applicable prospectus supplement.

         The distribution of the common stock or preferred stock, including the distribution of common stock in one or more special offerings pursuant to a dividend reinvestment plan or other similar plan, may be effected from time to time in one or more transactions. These transactions may be made at a fixed price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to the prevailing market prices or at negotiated prices.

         In connection with the sale of the common stock or preferred stock, we may compensate underwriters or agents who may also receive compensation from purchasers of the common stock or preferred stock, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the common stock or preferred stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the common stock or preferred stock may be deemed to be underwriters under federal securities laws, and any discounts or commissions they receive and any profit on the resale of the common stock or preferred stock they realize may be deemed to be underwriting discounts and commissions under federal securities laws. Any underwriter or agent will be identified, and any compensation we pay will be described, in the applicable prospectus supplement.

         Unless otherwise specified in the applicable prospectus supplement, each series of preferred stock will be a new issue with no established trading market. Any shares of common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any series of preferred stock on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the preferred stock, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the preferred stock.

         We may enter into agreements which offer underwriters, dealers and agents who participate in the distribution of the common stock or preferred stock indemnification against liabilities under federal securities laws.

         We may engage in transactions with, receive services from, or lease property to, underwriters, dealers and agents in the ordinary course of business.


FEDERAL INCOME TAX CONSEQUENCES

GENERAL

         The following summary of material federal income tax consequences that may be relevant to a holder of common stock or preferred stock is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to specific stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States and stockholders holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes) who are subject to special treatment under the federal income tax laws.

         The statements in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of those changes. Any change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that a challenge will not be sustained by a court.

         THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. EACH PROSPECTIVE PURCHASER OF COMMON STOCK OR PREFERRED STOCK IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK OR PREFERRED STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF ANY PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

         We have elected to be treated as a REIT under Sections 856 through 860 of the Code for federal income tax purposes commencing with our taxable year ended December 31, 1997. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot, however, assure you that the REIT requirements will be met in the future.

         We have received an opinion from Locke Liddell & Sapp LLP, our legal counsel, to the effect that we qualified as a REIT under the Code for our taxable year ended December 31, 1998, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of the date of this prospectus and that our proposed manner of operation and diversity of equity ownership will enable us to continue to satisfy the requirements for qualification as a REIT in the future. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on representations made by us as to factual matters, including representations described in this prospectus and a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our stockholders. See "--Failure to Qualify as a REIT." The following is a summary of the material federal income tax considerations affecting us as a REIT and our stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations promulgated under the Code, and administrative and judicial interpretations of the Code and these rules and regulations.

REIT QUALIFICATION

         We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more directors. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital stock may be held, directly or indirectly, applying the applicable constructive ownership rules of the Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

         Our outstanding common stock is owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy the stock ownership requirements described above. To protect against violations of these stock ownership requirements, our articles of incorporation provide that no person is permitted to own, applying constructive ownership tests set forth in the Code, more than 9.8% of the outstanding common stock (except for QSV Properties, Inc. which can initially own up to 12% of the outstanding common stock, subject to future reduction) or 9.8% of the outstanding preferred stock. In addition, our articles of incorporation contain restrictions on transfers of capital stock, as well as provisions that automatically convert shares of stock into excess stock to the extent that the ownership otherwise might jeopardize our REIT status. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the stock ownership requirements. If we fail to satisfy these stock ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See the section below entitled "-Failure to Qualify as a REIT."

         To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of shares of common stock. To do so, we will demand written statements each year from the record holders of the percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing, among other things, the actual ownership of the shares.

         We currently satisfy, and expect to continue to satisfy, each of the requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

         SOURCES OF GROSS INCOME. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income - a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments. The Code allows a REIT to own and operate a number of its properties through wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

         In the case of a REIT which is a partner in a partnership or any other entity that is treated as a partnership for federal income tax purposes, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of U.S. Restaurant Properties Operating L.P. (including U.S. Restaurant Properties Operating L.P.'s share of these items for any partnership in which it owns an interest) are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in "-Tax Aspects of the Partnerships." We have control of U.S. Restaurant Properties Operating L.P. through ownership of its general partner and will continue to operate it in a manner consistent with the requirements for qualification as a REIT.

         75% GROSS INCOME TEST. At least 75% of a REIT's gross income for each taxable year must be derived from specified classes of income that principally are real estate related.
The permitted categories of principal importance to us are:

         (1)      rents from real property;

         (2)      interest on loans secured by real property;

         (3) gain from the sale of real property or loans secured by real property, excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business;

         (4) income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property;

         (5) distributions on, or gain from the sale of, shares of other qualifying REITs;

         (6)      abatements and refunds of real property taxes;

         (7) amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and

         (8)      "qualified temporary investment income" (described below).

In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from "prohibited transactions." In general, a prohibited transaction is one involving a sale of property held primarily for sale in the ordinary course of our business, not including property acquired through foreclosure, and sometimes not including property we have held for at least four years.

         We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if specific conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants and rent attributable to personal property leased together with the real property, so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. We do not expect to earn material amounts in these categories. Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipt or sales is permitted as rent from real property, and we will have leases where rent is based on a percentage of gross receipt or sales. We generally do not intend to lease property and receive rentals based on the tenant's income or profit, except in limited cases which should not jeopardize our status as a REIT. Also excluded from "rents from real property" is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Code, own a 10% or greater interest. We receive some rental income from tenants of which we constructively own a 10% or greater interest, but not in amounts sufficient to jeopardize our status as a REIT.

         A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an "independent contractor" from whom we do not derive any income. The obligation to operate through an independent contractor generally does not apply, however, if the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax exempt owner of the property). Further, if the value of the non-customary service income with respect to a property, valued at no less than 150% of our direct cost of performing those services, is 1% or less of the total income derived from the property, then the provision of these non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as "rents from real property."

         We will, in most instances, directly operate and manage our assets without using an "independent contractor." We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, including hotel, health care or extensive recreational or social services. Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

         Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

         95% GROSS INCOME TEST. In addition to earning 75% of our gross income from the sources listed above, 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute property held primarily for sale in the ordinary course of our business. This test permits a REIT to earn a significant portion of its income from traditional "passive" investment sources that are not necessarily real estate related. The term "interest" (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of receipts or sales.

         We own all of the nonvoting common stock and 5% of the voting common stock of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc. The income from these corporations does not accrue to us, but we derive our allocable share of dividends from these corporations through our interest in U.S. Restaurant Properties Operating L.P. These dividends qualify under the 95% gross income test, but not the 75% gross income test.

         FAILING THE 75% OR 95% TESTS; REASONABLE CAUSE. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. From time to time, we may receive that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income (including rent from related party tenants, as discussed above), is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish subsidiaries of which we will hold less than 10% of the voting stock to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test. The ability to establish these subsidiaries could be adversely impacted by proposals contained in President Clinton's 2000 Federal Budget Proposal. See the section below entitled "-Proposed Legislation."

         If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if (1) we report the source and nature of each item of our gross income in our federal income tax return for that year; (2) the inclusion of any incorrect information in our return is not due to fraud with intent to evade tax; and (3) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income. We would be subject to a 100% tax based on the greater of the amount by which we fail either the 75% or 95% income tests for that year. See "--Taxation as a REIT."

         PROHIBITED TRANSACTION INCOME. Any gain that we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including our share of any gain realized by U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships), will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning their properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

         CHARACTER OF ASSETS OWNED. At the close of each calendar quarter of our taxable year, we also must meet two tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose, "real estate assets" include interests in real property, interests in loans secured by mortgages on real property or by interests in real property, shares in other REITs and options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital. Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own (1) securities of any one non-governmental issuer that represent more than 5% of the value of our total assets or (2) more than 10% of the outstanding voting securities of any single issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. In evaluating a REIT's assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

         U.S. Restaurant Properties Operating L.P. owns 100% of the nonvoting stock and 5% of the voting stock of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., and by virtue of our ownership of interests in U.S. Restaurant Properties Operating L.P., we are considered to own our allocable portion of these shares. This stock is not a qualifying real estate asset. U.S. Restaurant Properties Operating L.P. does not and will not own more than 5% of the voting securities U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., and therefore we will not be considered to own more than 10% of its voting securities. In addition, we believe that the value of our share of the stock held by U.S. Restaurant Properties Operating L.P. does not exceed 5% of the total value of our assets, and will not exceed that amount in the future. No independent appraisals have been obtained to support this conclusion. We cannot assure our stockholders that the IRS will not contend that the value of the securities of U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc. held by us exceeds the 5% value limitation. The 5% value test must be satisfied not only on the date that we (directly or through U.S.

Restaurant Properties Operating L.P.) acquired securities in U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc., but also each time we increase our ownership, including as a result of increasing our interest in U.S. Restaurant Properties Operating L.P. whether as a result of a capital contribution or the redemption of units of U.S. Restaurant Properties Operating L.P. Although we believe that we presently satisfy the 5% value test and plan to take steps to ensure that we satisfy this test for any quarter with respect to which retesting is to occur, we cannot assure our stockholders that these steps will always be successful, or will not require a reduction in U.S. Restaurant Properties Operating L.P.'s interest in U.S. Restaurant Lending GP, Inc. and U.S. Restaurant Lending LP, Inc.

         After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter or increase our interests in U.S. Restaurant Properties Operating L.P., we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take all action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

         ANNUAL DISTRIBUTIONS TO STOCKHOLDERS. To maintain our REIT status, we generally must distribute as a dividend to our stockholders in each taxable year at least 95% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 95% of the sum of (a) our "REIT taxable income" before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on that income, minus (2) limited categories of "excess noncash income," including, income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount income. REIT taxable income is defined to be a modified form of the taxable income of the REIT, computed as if it were an ordinary corporation. For example, taxable income is modified in that the deduction for dividends paid is allowed, but neither net income from property acquired through foreclosure, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

         A REIT may satisfy the 95% distribution test with dividends paid during the taxable year and with dividends paid after the end of the taxable year if they meet the following tests. Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to stockholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the stockholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed before December 31 are less than the sum of (a) 85% of our "ordinary income" plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

         To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class.

         We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, if we distribute only the required 95% of our taxable income, we would be taxed on the retained 5%. Occasionally, we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed). Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then, in order to meet the 95% distribution requirement, we may cause our operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

         If we fail to meet the 95% distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a "deficiency dividend," as well as applicable interest and penalties, within a specified period.

TAXATION AS A REIT

         As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our stockholders. This treatment effectively eliminates the "double taxation" imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when that income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to stockholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends. Because excess stock will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect our ability to deduct our dividend payments.

         Even as a REIT, we will be subject to tax in the following circumstances:

                  (1) we would be subject to tax on any income or gain from property acquired through foreclosure at the highest corporate rate (currently 35%);

                  (2) a confiscatory tax of 100% applies to any net income from prohibited transactions which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business;

                  (3) if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a 100% tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which it failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability;

                  (4) we will be subject to the alternative minimum tax on items of tax preference, excluding items specifically allocable to our stockholders;

                  (5) if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

                  (6) under regulations that are to be promulgated, we also may be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire in specific tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to IRS Notice 88-19 and that the availability or nature of that election is not modified as proposed in President Clinton's 2000 Federal Budget Proposal. See the section below entitled "--Proposed Legislation"; and

                  (7) we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

FAILURE TO QUALIFY AS A REIT

         For any taxable year in which we fail to qualify as a REIT and applicable relief provisions are not available, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income. Distributions to our stockholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our stockholders and, because the stockholders would continue to be taxed on the distributions they receive, the net after tax yield to the stockholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our common stock or preferred stock. If we lose our REIT status, unless relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief. In addition, President Clinton's 2000 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 2000. If enacted, this provision could effectively preclude us from re-electing to be taxed as a REIT following a loss of REIT status. See the section below entitled "-Proposed Legislation."

TAX ASPECTS OF THE PARTNERSHIPS

         Substantially all of our investments are held indirectly through U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of these partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships.

         Our interests in U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships involve special tax considerations, including the possibility that the IRS might challenge the status of U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships as partnerships (as opposed to associations taxable as corporations) for federal income tax purposes. If U.S. Restaurant Properties Operating L.P. or any of its subsidiary partnerships were treated as an association, that entity would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In that situation, the character of our assets and items of gross income would change. A reclassification could prevent us from satisfying the REIT income tests. More important, a reclassification would prevent us from satisfying the asset tests if we were viewed as owning 10% of the voting securities of any issuer or if the 5% asset test was violated. This, in turn, would prevent us from qualifying as a REIT. In addition, a change in the tax status of U.S. Restaurant Properties Operating L.P. or a subsidiary partnership might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

         Treasury Regulations that apply for tax periods beginning on or after January 1, 1997, provide that a domestic business entity not otherwise organized as a corporation and which has at least two members (an "eligible entity") may elect to be treated as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. U.S. Restaurant Properties Operating L.P. and its subsidiary partnerships have consistently claimed and intend to claim classification as partnerships under the final regulations and have not elected otherwise, and, as a result, we believe these partnerships will be classified as partnerships for federal income tax purposes.

         Even if U.S. Restaurant Properties Operating L.P. is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation under the publicly traded partnership rules of Section 7704 of the Code. A partnership may avoid the application of the publicly traded partnership rules if 90% of its income is qualifying income. Qualifying income includes rents from real property and interest. We anticipate that we will satisfy the 90% qualifying income test. However, the REIT rules and the publicly traded partnership rules use different standards to determine what qualifies as rents from real property. Therefore, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules.

         The Treasury Regulations described above also provide that an eligible entity with a single owner can elect to be disregarded as an entity separate from its owner. In fact, this type of entity formed after January 1, 1997 will be disregarded as an entity separate from its owner unless it elects otherwise. U.S. Restaurant Properties Operating L.P. has consistently claimed and intends to claim classification of its single member limited liability companies as disregarded entities under the final regulations, and, as a result, we believe these entities will be classified as disregarded entities for federal income tax purposes.

         A partnership agreement will generally determine the allocation of income and losses among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations require that partnership allocations respect the economic arrangement of the partners.

         If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item. U.S. Restaurant Properties Operating L.P.'s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

         Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. We refer to this difference as a "book-tax difference." These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The partnership agreement of U.S. Restaurant Properties Operating L.P. requires that these allocations be made in a manner consistent with Section 704(c) of the Code.

         In general, the partners of U.S. Restaurant Properties Operating L.P. who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a book-tax difference, all income attributable to the book-tax difference will generally be allocated to the limited partner who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the date of contribution. These allocations will tend to eliminate the book-tax difference over the life of U.S. Restaurant Properties Operating L.P. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction including a sale. Thus, the carryover basis of the contributed assets in the hands of U.S. Restaurant Properties Operating L.P. may cause us or other partners to be allocated lower depreciation and other deductions. We could possibly be allocated an amount of taxable income in the event of a sale of contributed assets in excess of the economic or book income allocated to us or other partners as a result of the sale. An allocation might cause us or other partners to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with our U.S. Restaurant Properties Operating L.P. distribution requirements.

         Any property acquired by U.S. Restaurant Properties Operating L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

TAXATION OF STOCKHOLDERS

         Except as discussed below, distributions generally will be taxable to taxable U.S. stockholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to stockholders in excess of our current and accumulated capital earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each stockholder to the extent of the adjusted tax basis of the stockholder's shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares of stock. A stockholder who has received a distribution in excess of our current and our accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred stock, if any, and then to the common stock.

         Dividends we declare in October, November or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

         Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on designations, if any, which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of capital gain dividends as ordinary income.

         We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would:

o include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

o be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains;

o        receive a credit or refund for the amount of tax deemed paid by it;

o increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

o in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

         Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. stockholders subject to the passive activity rules will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will sometimes not be treated as investment income.

         Generally, gain or loss realized by a stockholder upon the sale of common stock or preferred stock will be reportable as capital gain or loss. If a stockholder receives a long-term capital gain dividend from us and has held the shares of stock for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

         In any year in which we fail to qualify as a REIT, the stockholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate stockholders will qualify for the dividends received deduction and the stockholders will not be required to report any share of our tax preference items.

Proposed Legislation

         The rules dealing with federal income taxation are constantly under review by Congress, the IRS and the Treasury Department. For example, on February 1, 1999, President Clinton released a proposed budget for fiscal year 2000. The budget proposal contained a variety of proposed income tax changes, three of which pertain to REITs. First, under current law, REITs may not own more than 10% of the voting stock of a regular corporation. Under the proposal, they also would not be permitted to own more than 10% of the value of all classes of stock of a corporation unless the corporation qualified as a "qualified business subsidiary" or a "qualified independent contractor subsidiary." Even if it did so qualify, the proposal would disallow a deduction for all interest payments on debt to, or guaranteed by, a REIT that owns stock of those entities. Second, a new restriction would be imposed on REITs, prohibiting any one person other than a REIT from owning more than 50% of the total combined voting power of all voting stock or more than 50% of the total value of shares of all classes of stock of the REIT. Current law already contains ownership restrictions applicable to individuals; this new limitation would affect owners other than individuals. This proposal would be effective for entities electing REIT status for taxable years beginning on or after the date of first committee action. Third, a regular C corporation with a fair market value of more than $5,000,000 which elects REIT status or merges into a REIT would be treated as if it had liquidated and distributed all its assets to its shareholders, and its shareholders had then contributed the assets to the electing or existing REIT. This deemed liquidation would cause the regular corporation to be taxed as if it had sold its assets for fair market value and would cause its shareholders to be taxed as if they had sold their stock for fair market value. The proposal would be effective for elections that are first effective for a taxable year beginning after January 1, 2000, and for mergers into REITs after December 31, 1999.


         Partially in response to the first proposal described above, legislation has been introduced in the House of Representatives and the Senate proposing the adoption of the Real Estate Investment Modernization Act of 1999. This proposed legislation, if enacted, also would prohibit a REIT from owning more than 10% of the total voting power and more than 10% of the total value of the outstanding securities of any one issuer, unless that issuer constitutes a "taxable REIT subsidiary." However, the definition of a taxable REIT subsidiary contained in this proposed legislation is broader than the budget proposal definition of a qualified business subsidiary or a qualified independent contractor subsidiary. Changes to the federal laws and interpretations thereof could adversely affect the tax consequences of an investment in us. We cannot predict whether, when, in what forms, or with what effective dates, these or any other provisions could become effective.

BACKUP WITHHOLDING

         We will report to our stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a stockholder is subject to backup withholding, we will be required to deduct and withhold from any dividends payable to that stockholder a tax of 31%. These rules may apply (1) when a stockholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the stockholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within exempt categories, when they fail to demonstrate that fact when required. A stockholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the stockholder's federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to stockholders who fail to certify their non-foreign status.

         The United States Treasury has recently issued final regulations regarding the withholding and information reporting rules discussed above. In general, these final regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and clarify reliance standards. These final regulations are generally effective for payments made on or after January 1, 2000, subject to the applicable transition rules. Prospective investors should consult their own tax advisors concerning the adoption of these final regulations and the potential effect on their ownership of common stock or preferred stock.

TAXATION OF TAX EXEMPT ENTITIES

         In general, a tax exempt entity that is a stockholder will not be subject to tax on distributions or gain realized on the sale of shares. In Revenue Ruling 66-106, the IRS confirmed that a REIT's distributions to a tax exempt employees' pension trust did not constitute unrelated business taxable income. A tax exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code. The Revenue Reconciliation Act of 1993 has modified the rules for tax exempt employees' pension and profit sharing trusts which qualify under Section 401(a) of the Code and are exempt from tax under Section 501(a) of the Code for tax years beginning after December 31, 1993. In determining the number of stockholders a REIT has for purposes of the "50% test" described above under "--REIT Qualification," generally, any stock held by one of these trusts will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

         One of these trusts owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as unrelated business taxable income. The percentage is determined by dividing the REIT's gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were one of these trusts) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as unrelated business taxable income. These unrelated business taxable income rules apply only if the REIT qualifies as a REIT because of the change in the

50% test discussed above and if the trust is "predominantly held" by these trusts. A REIT is predominantly held by these trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

         For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in our capital stock will constitute unrelated business taxable income unless the organization is able to deduct an amount properly set aside or placed in reserve for specific purposes so as to offset the unrelated business taxable income generated by the investment in our capital stock. These prospective investors should consult their own tax advisors concerning the "set aside" and reserve requirements.

TAXATION OF FOREIGN INVESTORS

         The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders are complex and no attempt will be made herein to provide more than a summary of these rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares of common stock or preferred stock, including any reporting requirements, as well as the tax treatment of an investment under the laws of their home country.

         Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common stock or preferred stock is treated as effectively connected with the non-U.S. stockholder's conduct of a United States trade or business, the non-U.S. stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a stockholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. stockholder unless (1) the non-U.S. stockholder files on IRS Form 1001 claiming that a lower treaty rate applies or (2) the non-U.S. stockholder files an IRS Form 4224 claiming that the dividend is effectively connected income.

         Under the Treasury Regulations, generally effective for distributions on or after January 1, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. stockholder's shares of stock, they will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to withholding. However, the non-U.S. stockholder may seek a refund of those amounts from the IRS.

         For any year in which we qualify as a REIT, distributions that are attributable to gain from our sales or exchanges of United States real property interests will be taxed to a non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980. Under this act, those dividends are taxed to a non-U.S. stockholder as if the gain were effectively connected with a United States business. non-U.S. stockholders would thus be taxed at the normal capital gain rates applicable to U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to this act may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. stockholder not entitled to treaty exemption. We are required by the Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount is creditable against the non-U.S. stockholder's tax liability under this act.

         Gain recognized by a non-U.S. stockholder upon a sale of shares generally will not be taxed under this act if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a "domestically controlled REIT," and therefore the sale of shares will not be subject to taxation under this act. Because the shares of common stock will be publicly traded, however, no assurance can be given that we will remain a "domestically controlled REIT." However, gain not subject to this act will be taxable to a non-U.S. stockholder if (1) investment in the shares of common stock or preferred stock is effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. stockholder's sale of shares of common stock or preferred stock would be subject to tax under this act would depend on whether or not the shares of common stock or preferred stock were regularly traded on an established securities market (including the New York Stock Exchange) and on the size of selling non-U.S. stockholder's interest in our capital stock. If the gain on the sale of shares were to be subject to taxation under this act, the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of shares of common stock or preferred stock may be required to withhold 10% of the gross purchase price.

STATE AND LOCAL TAXES

         We, and our stockholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital stock.

LEGAL MATTERS

         The validity of the securities issued hereunder, as well as legal matters described under "Federal Income Tax Considerations," will be passed upon by Locke Liddell & Sapp LLP, Dallas, Texas, and other legal matters will be passed upon for any underwriters, dealers or agents by the counsel named in the applicable prospectus supplement.

EXPERTS

         Our consolidated financial statements and the related financial statement schedule and those of our predecessor, U.S. Restaurant Properties Master L.P., incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for contingent rent to conform to the consensus reached by the Emerging Issues Task Force in Issue 98-9 on May 21, 1998) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the fees and expenses (not including underwriting commissions and fees) in connection with the issuance and distribution of the securities being registered hereunder. Except for the Securities and Exchange Commission registration fee and the NASD filing fee, all amounts are estimates.


Securities and Exchange Commission
  registration fee ..........................   $ 48,650
Accounting fees and expenses ................     85,000
Attorneys' fees and expenses ................     75,000
Miscellaneous expenses ......................     26,350
                                                --------
         Total ..............................   $235,000
                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Charter obligates the Company to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Maryland law. The Maryland General Corporation Law (the "MGCL") permits a corporation, subject to certain limitations, to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. The Company's Board of Directors may make further provision for indemnification of directors and officers as may be permitted by law.

         The MGCL permits the Charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(i) it is proved that the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Charter contains a provision providing for elimination of the liability of its directors or officers to the Company or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

ITEM 16.  EXHIBITS.

         1.1      Form of Underwriting Agreement (for Common Stock)*

         1.2      Form of Underwriting Agreement (for Preferred Stock)*

         3.1 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-3 (File No. 333-34263))

         3.2      By-Laws of the Company (incorporated by reference to Exhibit
                  3.2 to the Company's Registration Statement on Form S-4 (File No. 333-21403))

         3.3      Form of Articles Supplementary of the Company (for Preferred
                  Stock)*

         4.1 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 (File No. 333-21403))

         4.2      Form of Preferred Stock Certificate*

         5.1      Opinion of Locke Liddell & Sapp LLP


         8.1      Opinion of Locke Liddell & Sapp LLP re: tax matters(2)

         12.1     Calculation of Ratios of Earnings to Fixed Charges

         23.1     Consent of Deloitte & Touche LLP

         23.2 Consent of Locke Liddell & Sapp LLP (contained in its opinions filed as Exhibits 5.1 and 8.1)

         24       Powers of Attorney (1)

         -----------------------------
         * To be filed by amendment or by a current report on Form 8-K pursuant to the Securities Exchange Act of 1934, as appropriate.


 (1) Previously filed as part of the signature page of the Registrant's Registration Statement on Form S-3 (File No. 333-66371) filed with the SEC on October 18, 1998 (the "Registration Statement").

 (2) Previously filed on Exhibit 8.1 to Amendment No. 3 to the Registration Statement.


ITEM 17.  UNDERTAKINGS.

         (a)  The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants' annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes that none of the securities being registered hereby will be issued unless and until the merger of USRP Acquisition L.P., a wholly owned subsidiary of the registrant, with and into U.S. Restaurant Properties, Inc., the registrant's predecessor, has been completed.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No. 4 to Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 22, 1999.


                                      U.S. RESTAURANT PROPERTIES, INC.


                                      By:  /s/ Robert J. Stetson
                                           -------------------------------------
                                           Robert J. Stetson
                                           President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:



          Signature                                    Title                             Date
          ---------                                    -----                             ----

 /s/ Robert J. Stetson                         President and Chief Executive         June 22, 1999
--------------------------------               Officer and Director
Robert J. Stetson                              (Principal Executive Officer)

 /s/ Fred H. Margolin                          Chairman of the Board of              June 22, 1999
--------------------------------               Directors, Secretary
Fred H. Margolin                               and Treasurer

  /s/ Michael D. Warren                        Director of Finance                   June 22, 1999
--------------------------------               (Principal Financial Officer)
Michael D. Warren


     *                                         Director                              June 22, 1999
--------------------------------
Gerald H. Graham

     *                                         Director                              June 22, 1999
--------------------------------
David K. Rolph

     *                                         Director                              June 22, 1999
--------------------------------
Darrel L. Rolph

     *                                         Director                              June 22, 1999
--------------------------------
Eugene G. Taper

* By:     /s/ ROBERT J. STETSON
     -------------------------------------
        Robert J. Stetson
        Attorney-in-Fact

                                  EXHIBIT INDEX



    EXHIBIT
      NO.                            DESCRIPTION                                         PAGE NO.
    -------                          -----------                                         --------

      1.1      Form of Underwriting Agreement (for Common Stock)*

      1.2      Form of Underwriting Agreement (for Preferred Stock)*

      3.1      Amended and Restated Articles of Incorporation of the Company
               (incorporated by reference to Exhibit 3.1 to the Company's
               Registration Statement on Form S-3 (File No. 333-34263))

      3.2 By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4 (File No.
               333-21403))

      3.3      Form of Articles Supplementary of the Company (for Preferred
               Stock)*

      4.1 Specimen of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form
               S-4 (File No. 333-21403))

      4.2      Form of Preferred Stock Certificate*

      5.1      Opinion of Locke Liddell & Sapp LLP

      8.1      Opinion of Locke Liddell & Sapp LLP re: tax matters(2)

      12.1     Calculation of Ratios of Earnings to Fixed Charges

      23.1     Consent of Deloitte & Touche LLP

      23.2 Consent of Locke Liddell & Sapp LLP (contained in its opinions filed as Exhibits 5.1 and 8.1)

      24       Powers of Attorney(1)


--------------------------
* To be filed by amendment or by a current report on Form 8-K pursuant to the Securities Exchange Act of 1934, as appropriate.


(1) Previously filed as part of the signature page of the Registrant's Registration Statement on Form S-3 (File No. 333-66371), filed with the SEC on October 18, 1998 (the "Registration Statement").

(2) Previously filed as Exhibit 8.1 to Amendment No. 3 to the Registration Statement.